Exhibit 8.1

Exhibit: Subsidiaries of Sky Solar Holdings, Ltd.

We currently conduct our business through the following principal subsidiaries:

Entity	Place of Incorporation	Ownership
Sky Solar Power Ltd.	British Virgin Islands	100%
Sky International Enterprise Group Ltd.	Hong Kong	100%
Sky Solar Energy S.à.r.l.	Luxembourg	100%
Sky Capital Europe S.à.r.l.	Luxembourg	100%*
Energy Capital Investment S.à.r.l.**	Luxembourg	100%
Sky Capital Advisory GmbH	Germany	100%
Moktap Holdings Ltd.**	Cyprus	100%*
Sky Solar Japan K.K. **	Japan	100%
Sky Solar Iberica S.L.	Spain	100%
Sky Development Renewable Energy Resources S.A.	Greece	100%
Sky Solar Bulgaria Co. EOOD	Bulgaria	100%
Sky Solar (Canada) Ltd. **	Canada	100%
Neurlus Ltd. **	Cyprus	100%
Sky Capital America Inc.	USA	100%

*                           100% owned except for one share

**                    Denotes significant subsidiaries